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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE Delegate General Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	MR. PAUL ROBILLARD Corporate Treasurer Hydro-Québec 75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2005 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (g): Quarterly Report for the second quarter ended June 30, 2006

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name: Louise Guillemette Title: Coordinator, Documentation

Date: August 22, 2006

HYDRO-QUÉBEC
Quarterly Report

Second Quarter 2006

Message from the Chairman of the Board
and the President and Chief Executive Officer

Summary of results

For the first half of the year, income from continuing operations totaled $1,698 million, or $272 million more than for the first half of 2005, primarily because of the recognition, during the second quarter, of a $234-million foreign exchange gain on debts and swaps denominated in U.S. dollars. In keeping with the adopted hedge accounting treatment, this amount, which represents the realization of a portion of the deferred foreign exchange gain recorded on the balance sheet, has been incorporated into other operating revenue.

Income from the disposal of international interests and from their operations until the date of sale was $873 million, an increase of $843 million from 2005, chiefly because of the sale of our interest in Transelec, which gave rise to a gain on disposal of some $806 million. This transaction was part of the plan initiated in 2005 to sell off some of our foreign interests; this plan should be carried out by year end.

Net income for the second quarter was $1,442 million, compared to $402 million for the second quarter of 2005. This $1,040-million growth was generated mainly by the unusual gain on the sale of Transelec.

Net income for the first half of the year was $2,571 million, or $1,115 million more than for the same period of 2005.

Consolidated results

Revenue in the first half of 2006 totaled $5,808 million, or $233 million more than in the first half of 2005. Total electricity sales amounted to $5,370 million, a $56-million decrease from 2005. However, revenue from electricity sales in Québec was up by $67 million.

On markets outside Québec, electricity purchases and sales were down by $61 million and $123 million respectively. This reduction in net exports reflects prudent management of our energy reserves.

Other revenue rose by $289 million, primarily because of the recognition, during the second quarter, of a $234-million foreign exchange gain on debts and swaps denominated in U.S. dollars.

Total expenditure was relatively stable at $3,017 million, up 0.6% over last year. The increase in pension expense stemming from the actuarial effect of lower long-term interest rates on financial markets and the rise in depreciation and amortization expense following the commissioning of new plant were partially offset by the reduction in short-term electricity purchases outside Québec.

Financial expenses were $1,093 million, or $56 million less than in 2005, mainly because of the increase in capitalized borrowing costs due to the higher volume of work done in connection with our investment program.

Discontinued operations contributed $873 million to net income, compared to $30 million last year, driven primarily by a gain of some $806 million on the sale in June of our interest in Transelec and a $29-million gain on the sale in February of our interest in the Cross Sound Cable underwater link.

Segmented results

Generation

In the first half of 2006, Hydro-Québec Production earned net income of $1,341 million, a year-over-year increase of $234 million, primarily attributable to the recognition, during the second quarter, of a $234-million foreign exchange gain on debts and swaps denominated in U.S. dollars.

Short-term electricity sales outside Québec and, to a lesser degree, short-term electricity purchases outside Québec were both down, reflective of prudent management of our energy reserves. However, the overall impact on net income was offset by a reduction in financial expenses compared to 2005.

Transmission

Hydro-Québec TransÉnergie's net income amounted to $427 million, up $228 million over last year. Revenue rose from $1,246 million in 2005 to $1,503 million in 2006, for an increase of $257 million, of which $255 million was attributable to a decision handed down by the Régie de l'énergie in April 2006. This decision gives the Transmission Provider, effective January 1, 2005, a $170-million annual increase in transmission revenue for the native load in recognition of the cost of the transmission infrastructure required to meet demand growth in Québec. This $255-million increase, $170 million of which relates to 2005 and $85 million to the first half of 2006, was recognized in the second quarter of 2006. However, the increase in revenue was curbed by a $32-million rise in depreciation and amortization expense. Financial expenses totaled $347 million, down $17 million from 2005.

Distribution

Hydro-Québec Distribution posted a net loss of $48 million, versus net income of $187 million in 2005. This $235-million variance stems chiefly from the $255-million increase in the cost of native load transmission service applicable as of January 1, 2005, following a decision handed down by the Régie de l'énergie in April 2006.

Revenue from electricity sales in Québec was $4,810 million, up $67 million or 1.4% over 2005, essentially owing to the April 2005 and 2006 rate adjustments.

Sales volume was down 0.5 TWh to stand at 87.1 TWh as at June 30, 2006, mainly as a result of milder temperatures at the beginning of the year.

Expenditure was up $315 million, largely because of the increase in the cost of transmission service for the native load, in depreciation and amortization expense, and in pension expense. Financial expenses were $196 million, down $9 million from 2005.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d'énergie de la Baie James.

The volume of activity totaled $838 million, as against $813 million in 2005, for an increase of $25 million. As in 2005, the current level of activity reflects the fact that several major projects requiring sizable capital outlay are being carried out for Hydro-Québec Production and Hydro-Québec TransÉnergie.

Investment

The investment program for 2006 amounts to $4 billion. Development accounts for almost 60% of this amount, or $2.3 billion, divided up as follows: $1.4 billion for hydro projects — Eastmain-1, Chute-Allard/Rapides-des-Coeurs, Péribonka, and Eastmain-1-A/Sarcelle/Rupert — and $900 million to bring the new generating stations onto the grid, meet growth in demand from Québec customers and continue the deployment of the Energy Efficiency Plan. A further $1.7 billion will be earmarked for current operations, such as maintaining and upgrading our assets.

As at June 30, 2006, investments in fixed and intangible assets totaled $1,431 million, compared to $1,373 million in 2005. As anticipated, a large portion of this amount was devoted to hydro development projects. In the area of transmission, work continued to connect Eastmain-1 generating station, install de-icing equipment at Lévis and build Waskaganish substation as well as the lines connecting Nemiscau and Waskaganish. In distribution, efforts were maintained to meet growth in baseload demand, improve service quality, notably with the Customer Information System (CIS) project, and achieve the objectives of the Energy Efficiency Plan.

Financing

The 2006 borrowing program amounts to $3.1 billion. The proceeds will be used to refinance debt maturing this year and to sustain growth in the investment program.

During the second quarter, the Corporation reopened, for the fourth time this year, the bond issue it launched in January 2005, maturing in February 2040. The $572-million proceeds were in addition to the $588 million from the previous issue, which closed in early April 2006. Borrowings since the beginning of the year stand at $2.3 billion; they have all been made on the Canadian market, at an average cost of 4.93%.

On June 30, Hydro-Québec received the nearly $1.8-billion proceeds from the sale of Transelec. This amount was added to the financing obtained since the beginning of the year.

/s/ Michael L. Turcotte	/s/ Thierry Vandal
Michael L. Turcotte Chairman of the Board	Thierry Vandal President and Chief Executive Officer

August 21, 2006

CONSOLIDATED STATEMENTS OF OPERATIONS
In millions of Canadian dollars
(unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2006	2005	2006	2005

Revenue		2,604	2,455	5,808	5,575
Expenditure
Operations		576	592	1,143	1,129
Electricity and fuel purchases		284	344	647	676
Depreciation and amortization		496	449	985	932
Taxes		89	114	242	263

		1,445	1,499	3,017	3,000
Operating income		1,159	956	2,791	2,575
Financial expenses	3	559	567	1,093	1,149

Income from continuing operations		600	389	1,698	1,426
Discontinued operations	4	842	13	873	30

Net income		1,442	402	2,571	1,456

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
In millions of Canadian dollars
(unaudited)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Balance at beginning of period	14,204	13,003	13,075	11,949
Net income	1,442	402	2,571	1,456

Balance at end of period	15,646	13,405	15,646	13,405

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
In millions of Canadian dollars

	Notes	As at June 30 2006 (unaudited	)	As at December 31 2005 (audited	)
ASSETS
Property, plant and equipment		51,067		50,588
Current assets
Cash and cash equivalents		2,162		16
Investments		1,036		322
Accounts receivable		1,866		1,764
Swaps and sinking funds		860		685
Materials, fuel and supplies		374		343
Assets held for sale	4	150		145

		6,448		3,275
Other long-term assets
Investments		230		221
Swaps and sinking funds		2,089		1,749
Goodwill		10		10
Intangible assets		604		639
Other assets		1,856		1,784
Assets held for sale	4	168		2,166

		4,957		6,569
		62,472		60,432

LIABILITIES AND SHAREHOLDER'S EQUITY
Long-term debt		33,034		31,279
Current liabilities
Borrowings		57		20
Accounts payable and accrued liabilities		1,819		1,929
Dividends payable		—		1,126
Accrued interest		888		927
Current portion of long-term debt		2,806		3,148
Liabilities related to assets held for sale	4	88		172

		5,658		7,322
Asset retirement obligations	5	419		282
Other long-term liabilities		2,877		2,548
Long-term liabilities related to assets held for sale	4	132		1,213
Perpetual debt		360		379
Non-controlling interest		7		33
Shareholder's equity
Share capital		4,374		4,374
Retained earnings		15,646		13,075
Translation adjustments		(35)		(73)

		19,985		17,376
		62,472		60,432

Commitments and contingencies	8

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of Canadian dollars
(unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2006	2005	2006	2005

Operating activities
Income from continuing operations		600	389	1,698	1,426
Non-cash items
Depreciation and amortization
Property, plant and equipment		433	411	867	839
Intangible assets		28	27	57	54
Regulatory assets		28	(2)	51	13
Deferred charges		4	5	7	9
Discounts and other deferred credits related to long-term debt		(401)	(39)	(451)	(61)
Other		(10)	62	12	148
Change in non-cash working capital items		850	624	(351)	(299)

		1,532	1,477	1,890	2,129
Investing activities
Property, plant and equipment and intangible assets		(805)	(886)	(1,431)	(1,373)
Long-term investments		2	(2)	2	1
Disposal of investments, net of divested cash and cash equivalents		1,778	—	1,942	—
Net change in short-term investments		(930)	—	(707)	60
Other		(31)	(23)	(62)	(57)

		14	(911)	(256)	(1,369)
Financing activities
Issuance of long-term debt		1,336	572	2,730	2,767
Repayment of long-term debt at maturity and sinking fund redemption		2	(215)	(661)	(789)
Prepayment of long-term debt		(221)	(248)	(221)	(248)
Inflows resulting from credit risk management		380	95	465	290
Outflows resulting from credit risk management		(680)	(25)	(730)	(290)
Net change in short-term borrowings		(312)	—	37	4
Dividends paid		—	—	(1,126)	(1,350)
Other		(2)	3	(2)	3

		503	182	492	387
Change in foreign exchange on cash and cash equivalents		—	3	(1)	5

Cash flows from continuing operations		2,049	751	2,125	1,152
Cash flows from discontinued operations	4	(57)	31	(45)	24

Net change in cash and cash equivalents		1,992	782	2,080	1,176
Cash and cash equivalents at beginning of period		180	491	92	97

Cash and cash equivalents at end of period		2,172	1,273	2,172	1,273

Cash and cash equivalents
Continuing operations				2,162	1,273
Discontinued operations				10	—

				2,172	1,273

Supplementary cash flow information	6

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
Six-month periods ended June 30, 2006 and 2005
Amounts in tables are in millions of Canadian dollars.

Note 1 — Basis of Presentation

The quarterly consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reflect the regulatory accounting procedures and practices that are accepted by the Régie de l'énergie (the Régie). These regulatory procedures and practices affect the timing of the recognition of certain costs in the consolidated operations, resulting in the recognition of regulatory assets. The quarterly consolidated financial statements and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's Annual Report 2005.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those described in Hydro-Québec's Annual Report 2005.

Certain figures from corresponding periods of the previous year have been reclassified in order to conform to the presentation adopted for the current year periods.

The Corporation's quarterly financial results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2 — Regulation

DISTRIBUTION

In decision D-2006-46 of March 20, 2006, the Régie granted an across-the-board increase of 5.33% in the Corporation's electricity rates, effective April 1, 2006. This increase takes into account a 7.75% return on the rate base in 2006, assuming a capital structure with 35% shareholder's equity.

TRANSMISSION

In decision D-2006-66 of April 18, 2006, the Régie authorized the Transmission Provider to modify its power transmission rates effective January 1, 2005. The impact of this decision is essentially a $170-million increase in the annual cost of transmission service for the native load, which is not integrated into the Corporation's current electricity rates. In its upcoming 2007 rate application to the Régie, the Distributor will propose that its 2008 rate application include a mechanism to recover the $340-million increase for 2005 and 2006. No regulatory assets were recognized in the consolidated financial statements, since this mechanism has not yet been approved by the Régie.

Note 3 — Financial Expenses

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Interest
Interest on debt securities	606	570	1,180	1,151
Amortization of discounts and borrowing expenses	1	9	3	18

	607	579	1,183	1,169

Exchange (gain) loss	(2)	13	(9)	35
Loan guarantee fees(a)	40	39	80	78

	38	52	71	113

Less
Capitalized financial expenses	76	61	144	123
Net investment income	10	3	17	10

	86	64	161	133

	559	567	1,093	1,149

(a)
Guarantee fees paid to the shareholder.

Note 4 — Discontinued Operations and Assets Held for Sale

2006

In 2005, Hydro-Québec adopted a plan to sell off some of its foreign interests. The related assets and liabilities were therefore classified as being held for sale. The results for these interests are classified under Corporate and Other Activities for the purpose of presenting segmented information. Further to the adoption of this plan, the following transactions took place in 2006:

On January 18, 2006, Hydro-Québec concluded the sale of its interest in Hidroeléctrica Río Lajas S.A., through its wholly owned subsidiary Hydro-Québec International (HQI), for a cash consideration of $5 million, giving rise to a loss on disposal of $0.3 million.

On February 27, 2006, Hydro-Québec concluded the sale of its interest in Cross-Sound Cable Company, LLC, for a cash consideration of $182 million, giving rise to a $29-million gain on disposal. The transaction includes the sale of units held and the repayment of the loan granted by Hydro-Québec to Cross-Sound Cable Company, LLC.

On March 29, 2006, Hydro-Québec concluded the sale of its interest in MurrayLink HQI Australia Pty Ltd, through HQI, for a cash consideration of $60 million. This transaction gave rise to a $2-million loss on disposal.

On June 30, 2006, Hydro-Québec sold its interest in HQI Transelec Chile S.A. (Transelec), held through HQI, for a cash consideration of $1.8 billion. This transaction gave rise to a gain on disposal of some $806 million, net of $222 million of related taxes. The sales contract further provides for price adjustments according to the market value of the regulated trunk transmission assets base, which is currently being evaluated by a consortium of independent experts, and to the retroactive effect of this valuation on Transelec's revenue for the period from March 13, 2004, through June 30, 2006. In Management's opinion, these adjustments should result in an additional gain which will be recognized when the final decision of the Chilean regulatory authority is made known.

In the second quarter of 2006, Hydro-Québec presented the assets and liabilities of its interest in Consorcio TransMantaro S.A., held through HQI, as assets and liabilities held for sale. On May 16, 2006, it signed an agreement to sell this interest for a consideration of US$67 million. This transaction should result in a gain on disposal that will be recognized at the closing, once the necessary approvals have been obtained from the Peruvian government authority.

2005

On July 15, 2005, Hydro-Québec concluded the sale of the principal assets held by its subsidiary HydroSolution, Limited Partnership, for a cash consideration of $92 million, resulting in a gain on disposal of $48 million. HydroSolution is part of the Distribution segment for the purpose of presenting segmented information.

Note 4 — Discontinued Operations and Assets Held for Sale (continued)

The following table presents operating results and cash flows from the interests presented as discontinued operations:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Operations
Revenue	158	97	259	190

Income before net gain on disposal	34	13	40	30
Net gain on disposal	808	—	833	—

Income from discontinued operations	842	13	873	30

Cash flows
Operating activities	(65)	43	(27)	55
Investing activities	14	(4)	(3)	(20)
Financing activities	(1)	(3)	(11)	(7)
Change in foreign exchange on cash and cash equivalents	(5)	(5)	(4)	(4)

Cash flows from discontinued operations	(57)	31	(45)	24

The assets and liabilities sold, as at the disposal date, were as follows:
Cash and cash equivalents			123
Other current assets			33
Long-term assets			1,935
Current liabilities			163
Long-term liabilities			1,105

			823

Note 5 — Asset Retirement Obligations

As at June 30, 2006, Hydro-Québec revised the principal underlying assumptions for estimating and calculating its obligations related to the dismantling of Gentilly-2 nuclear generating station and the removal of irradiated fuel. The total undiscounted amount of estimated cash flows required to settle the obligations, in current dollars, is $1,629 million, compared to $982 million as at December 31, 2005. The additional cash flows were discounted at a rate of 5.5%, resulting in an increase in asset retirement obligations and related fixed assets of $125 million as at June 30, 2006. This revision results in additional expenditure of approximately $16 million in 2006.

Note 6 — Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Change in non-cash working capital items
Accounts receivable	599	352	41	(45)
Materials, fuel and supplies	(4)	(2)	(30)	(4)
Accounts payable and accrued liabilities	(88)	(34)	(324)	(184)
Accrued interest	343	308	(38)	(66)

	850	624	(351)	(299)

Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	132	7	141	8

Cash and cash equivalents paid during the period
Interest paid	230	241	1,153	1,098

Note 7 — Employee Future Benefits

	Three months ended June 30
	2006	Pension Plan 2005	2006	Other Plans 2005

Accrued benefit cost	68	54	25	20

	Six months ended June 30
	2006	Pension Plan 2005	2006	Other Plans 2005

Accrued benefit cost	142	95	49	40

Note 8 — Commitments and Contingencies

Guarantees

As at June 30, 2006, the potential maximum amount Hydro-Québec could have to pay under letters of credit or guarantees totaled $395 million. Of this amount, $312 million relates to the purchase of energy, for which a liability in the amount of $15 million has been recorded. Some guarantees expire between 2006 and 2019, while others do not have maturity dates.

As at June 30, 2006, Hydro-Québec provided guarantees to the purchasers of its interests concerning all its declarations and guarantees in the sales agreements. The maximum contingent risk under these guarantees represents an amount of approximately $273 million, excluding contingent tax liabilities and certain other customary declarations. The declarations and guarantees of the Corporation apply for a period ending no later than June 30, 2007, except with respect to the contingent tax liabilities and certain other customary declarations which remain in effect until the applicable limitation periods expire.

Note 9 — Segmented Information

Since the first quarter of 2006, the Corporate and Other Activities segment has included the Technology Group, largely made up of telecommunications activities.

Three months ended June 30, 2006
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment Eliminations	Total
Revenue
External customers(a)	477	7	2,099	—	21	—	2,604
Intersegment	986	864	13	472	283	(2,618)	—
Income (loss) from continuing operations	534	333	(261)	—	(9)	3	600
Discontinued operations	—	—	—	—	842	—	842
Net income (loss)	534	333	(261)	—	833	3	1,442
Total assets as at June 30, 2006	28,009	15,689	10,681	230	8,088	(225)	62,472
(a)
During the quarter, a $234-million foreign exchange gain was recognized on debts and swaps denominated in U.S. dollars. In keeping with the adopted hedge accounting treatment, this amount, which represents the realization of a portion of the deferred foreign exchange gain recorded on the balance sheet, has been incorporated into other operating revenue.

Three months ended June 30, 2005
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment Eliminations	Total
Revenue
External customers	390	5	2,045	2	17	(4)	2,455
Intersegment	1,003	619	14	526	264	(2,426)	—
Income (loss) from continuing operations	392	116	(94)	3	(27)	(1)	389
Discontinued operations	—	—	4	—	9	—	13
Net income (loss)	392	116	(90)	3	(18)	(1)	402
Total assets as at June 30, 2005	27,002	15,362	10,299	226	6,942	(216)	59,615

Note 9 — Segmented information (continued)

Six months ended June 30, 2006
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment Eliminations	Total
Revenue
External customers(a)	911	16	4,849	—	33	(1)	5,808
Intersegment	2,373	1,487	27	838	543	(5,268)	—
Income (loss) from continuing operations	1,341	427	(48)	—	(24)	2	1,698
Discontinued operations	—	—	—	—	873	—	873
Net income (loss)	1,341	427	(48)	—	849	2	2,571
Total assets as at June 30, 2006	28,009	15,689	10,681	230	8,088	(225)	62,472
(a)
During the second quarter, a $234-million foreign exchange gain was recognized on debts and swaps denominated in U.S. dollars. In keeping with the adopted hedge accounting treatment, this amount, which represents the realization of a portion of the deferred foreign exchange gain recorded on the balance sheet, has been incorporated into other operating revenue.

Six months ended June 30, 2005
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment Eliminations	Total
Revenue
External customers	791	10	4,776	2	18	(22)	5,575
Intersegment	2,352	1,236	27	811	512	(4,938)	—
Income (loss) from continuing operations	1,107	199	182	3	(63)	(2)	1,426
Discontinued operations	—	—	5	—	25	—	30
Net income (loss)	1,107	199	187	3	(38)	(2)	1,456
Total assets as at June 30, 2005	27,002	15,362	10,299	226	6,942	(216)	59,615

Note 10 — Subsequent Event

On August 1, 2006, Hydro-Québec concluded the sale of its interest in HQI Latin America Ltd, through HQI, for a cash consideration of US$100 million. This transaction gave rise to a gain on disposal of some C$40 million, which will be recorded in the next quarter.

CONSOLIDATED FINANCIAL HIGHLIGHTS
In millions of Canadian dollars
(unaudited)

Summary of Operations	Three months ended June 30				Six months ended June 30

	2006	2005	Change (%)		2006	2005	Change (%)

Revenue	2,604	2,455	6.1	UP	5,808	5,575	4.2	UP
Expenditure	1,445	1,499	3.6	DOWN	3,017	3,000	0.6	UP
Financial expenses	559	567	1.4	DOWN	1,093	1,149	4.9	DOWN
Discontinued operations	842	13	6,376.9	UP	873	30	2,810.0	UP
Net income	1,442	402	258.7	UP	2,571	1,456	76.6	UP

	2006				2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net Income	1,129	1,442			1,054	402	391	405
Revenue	3,204	2,604			3,120	2,455	2,456	2,817
Revenue from Electricity Sales in Québec	2,732	2,078			2,716	2,027	1,919	2,459
Revenue from Electricity Sales Outside Québec	354	206			335	348	469	312

Quarter Highlights

Sale of two international holdings

In June, Hydro-Québec sold its 92% interest in HQI Transelec Chile S.A., which was held through its subsidiary Hydro-Québec International, for nearly $1.8 billion. The buyer was a consortium led by the Canadian firm Brookfield Asset Management and made up of Canadian institutional investors. The transaction, which closed on June 30, yielded a profit of about $806 million. Transelec is a transmission provider that serves 99% of the Chilean population.

In May, Hydro-Québec reached an agreement to sell its 57% stake in Consorcio TransMantaro S.A. for US$67 million to a consortium formed by the Colombian companies Interconexión Eléctrica S.A.E.S.P. (60%) and Empresa de Energía de Bogotá S.A.E.S.P. (40%). Consorcio TransMantaro operates an interconnection line in Peru that runs along the Andean Cordillera. The transaction is subject to the approval of the Peruvian authorities, including the country's antitrust commission (Indecopi).

These two transactions fit in with Hydro-Québec's strategy to sell off its foreign interests and focus its resources and efforts on its core operations.

Amendment of conditions of transmission service

In April, the Régie de l'énergie rendered its decision on Phase II of Hydro-Québec TransÉnergie's application to amend the conditions of transmission service. The decision recognizes $72.90 per kilowatt as a fair rate for annual point-to-point transmission service, and $8.33 per megawatthour for hourly point-to-point transmission service. It also recognizes the cost submitted by the Transmission Provider for native load transmission service, which reflects the cost of the transmission infrastructure required to meet demand growth in Québec. This decision, effective January 1, 2005, represents a $170-million increase in the Distributor's annual cost of transmission service for the native load. It also amends some of the conditions of transmission service. Customers will not experience any rate impact in 2006 from the decision.

Labor relations

In June, the company and its unions signed several agreements that, among other things, concluded the various steps involved in achieving pay equity, introducing new appraisal plans for all employees concerned, and setting the working conditions that will remain in effect until the collective agreements expire on December 31, 2008, or December 31, 2009, as the case may be.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4
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ISSN 0848-5836
2006G001-2A

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) Six-month periods ended June 30, 2006 and 2005 Amounts in tables are in millions of Canadian dollars.